Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Brixmor Property Group Inc. and Brixmor Operating Partnership LP for the registration of common stock, preferred stock, depositary shares, purchase contracts, units, and warrants of Brixmor Property Group Inc. and debt securities of Brixmor Operating Partnership LP and to the incorporation by reference therein of our report dated February 19, 2015, with respect to the consolidated financial statements and schedules for the year ended December 31, 2014 of Brixmor Property Group Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

January 5, 2018